# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Metalpha Technology Holding Ltd, CIK 0001682241
CUSIP: G28365107
Title of class of securities: Ordinary Shares, Par Value US$0.0001 Per Share
Address of issuer's principal executive offices: Suite 5506-07, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, China (F4), 000000
Date of event which requires filing of this statement: 03/13/2026
Filed by CIK 0001979907
Persons authorized to receive notices and communications: Bingzhong Wang, 36A, Tower 1, Maya, 15th Sze Shan St, Yau Tong, Hong Kong, China (F4), 000000, 852 54143309

## Reporting persons
- Bingzhong Wang (CIK 0001979907): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 3,095,910; shared voting power 3,049,912; sole dispositive power 3,095,910; shared dispositive power 3,049,912; aggregate amount beneficially owned 6,145,822 (13% of the class)
  Comment: * Represents (i) 1,895,910 Ordinary Shares (as defined below) and (ii) 1,200,000 Ordinary Shares issuable upon exercise of the PIPE Warrants (as defined below).
  
  ** Represents 3,049,912 Ordinary Shares held by MetaSphere Limited ("MetaSphere" or the "Donee"), a company incorporated in Samoa and wholly owned by Ms. Xisha Hu, spouse of the Reporting Person. The Reporting Person disclaims beneficial ownership of any Ordinary Shares directly or indirectly owned by MetaSphere or Ms. Xisha Hu.
  
  *** Percentage of class based on 47,113,236 Ordinary Shares outstanding as of January 12, 2026. In computing the percentage ownership of the reporting person, Ordinary Shares that the reporting person has the right to acquire within 60 days after March 17, 2026, including through the exercise of any option, warrant, or other right or the conversion of any other security, are included.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, Par Value US$0.0001 Per Share
Name of issuer: Metalpha Technology Holding Ltd
Address of issuer's principal executive offices: Suite 5506-07, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, China (F4), 000000
Comment:
Explanatory Note

This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 7, 2023 (as amended, the "Schedule 13D"), relating to the Reporting Persons' ownership of ordinary shares, par value $0.0001 per share (the "Ordinary Shares"), of Metalpha Technology Holding Limited, an exempted company with limited liability incorporated in the Cayman Islands (previous name: Dragon Victory International Limited, the "Issuer").

Unless set forth below, all previous Items set forth in the Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Schedule 13D.

This Amendment is being filed to update the disclosure in Item 3, Item 6 and Item 7.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On March 13, 2026, Mr. Hu Xianqun (the "Donor") entered into a share donation and transfer agreement (the "Share Donation and Transfer Agreement") with the Donee, a company wholly-owned by Ms. Hu Xisha, daughter of the Donor and the spouse of the Reporting Person. Pursuant to the Share Donation and Transfer Agreement, the Donor transferred to the Donee, for no consideration, an aggregate of 3,049,912 Ordinary Shares of the Issuer. The transfer was effected as a gift, and the Donee accepted the Ordinary Shares subject to applicable transfer restrictions under the U.S. Securities Act of 1933, as amended. The description of the Share Donation and Transfer Agreement is qualified in its entirety by reference to the full text of the applicable document, a copy of which is filed herewith as an exhibit and incorporated herein by reference in its entirety in this Item 3.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 3 in this Amendment is hereby incorporated by reference in its entirety in this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
tem 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Description
99.5 Share Donation and Transfer Agreement, dated March 13, 2026

## Signatures
- Bingzhong Wang: /s/ Bingzhong Wang, Bingzhong Wang (03/17/2026)